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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



                                                     SEC File Number:  000-22400
                                                     CUSIP Number:    862 700101

(Check one):   |_| Form 10-K   |_| Form 20-F    |_| Form 11-K      |X| Form 10-Q
               |_| Form 10-D   |_| Form N-SAR   |_| Form N-CSR

               For Period Ended:     September 30, 2005
                                     -------------------------------------------
               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR
               For the Transition Period Ended:
                                                     ---------------------------



          Read Instruction Before Preparing Form. Please Print or Type.

        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

STRATEGIC DIAGNOSTICS INC.
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Full Name of Registrant


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Former Name if Applicable

111 Pencader Drive
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Address of Principal Executive Office (Street and Number)

Newark, DE 19702
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reason described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
    |     thereof, will be filed on or before the fifteenth calendar day
|X| |     following the prescribed due date; or the subject quarterly report or
    |     transition report on Form 10-Q or subject distribution report on
    |     Form 10-D, or portion thereof, will be filed on or before the fifth
    |     calendar day following the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing of the subject Form 10-Q could not be accomplished by the filing date without unreasonable effort or expense because the Registrant is currently evaluating, in response to comments from the staff of the U.S. Securities and Exchange Commission, how the Registrant would alter its policy regarding revenue recognition for certain custom antibody arrangements, and what methodology to adopt for any such alteration. The Form 10-Q will be filed as soon as reasonably practicable.


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(Attach Extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
       Anthony J. Simonetta     (302)               456-6789
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              (Name)         (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                               |X| Yes    |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |_| Yes    |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant has not concluded that there will be any significant change to the results of operations for the third quarter of 2004. The Registrant continues to assess questions of materiality regarding this issue, which may ultimately alter its conclusions regarding potential changes to the results of operations for prior periods.

                           STRATEGIC DIAGNOSTICS INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 14, 2005                        By  /s/ Anthony J. Simonetta
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                                                   Anthony J. Simonetta
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).